

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via E-mail
Haiting Li
Chief Executive Officer
Pacific Bepure Industry, Inc.
No. 78 Kanglong East Road, Yangdaili, Chendai Township
Jinjiang City, Fujian Province, P.R. China 362200

> **Re: Pacific Bepure Industry, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 31, 2011**
> **Response Letter Submitted September 22, 2011**
> **File No. 333-149898**

Dear Mr. Li:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 12

1. Based on your responses to our prior comments 1-8, regarding the preparation of your financial statements and management's assessment of your internal control over financial reporting, please revise your risk factors that describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules

and regulations. Alternatively, please advise if you believe this risk factor is not applicable to your business.

2. We have reviewed your response to our prior comment 5 noting it appears to only address the accounting manager who is primarily responsible for preparing and supervising the preparation of the financial statements. It appears from your response to our prior comment 4 that your CFO performs the final review of the U.S. GAAP financial statements. Please tell us:
    a) what relevant education and ongoing training he has had relating to U.S. GAAP;
    b) whether he holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    c) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

3. We have reviewed your response to our prior comment 5 noting it appears that your accounting manager has 5 years experience as a financial manager with a U.S. public company, yet does not have ongoing training in U.S. GAAP. Please provide us with name of the U.S. public company and a detailed discussion of his role in the preparation of the financial statements in accordance with U.S. GAAP.

4. We have reviewed your responses to our prior comments 1 through 8. We note that that you have established various control processes and you maintain your books and records in accordance with U.S. GAAP. Considering it appears that the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations, please provide us with a detailed discussion of the factors you considered in assessing whether this would result in a significant deficiency or material weakness to support your conclusion that internal controls over financial reporting were effective at December 31, 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash Flow, page 35

5. We have reviewed your response to our prior comment 9 noting you intend on clarify your point in future filings. Your response did not address our comment. Please note that revising your disclosure in future filings does not address the inconsistency that is currently presented in the statement of cash flows for the fiscal year ended December 31, 2010 and for the fiscal quarter ended March 31, 2011, therefore we will reissue our comment in its entirety. We note your statement on page 35, that you believe one of your fundamental financial strengths is your ability to generate cash flows from operating activities. This appears to be inconsistent with your statement of cash flows for the fiscal

year ended December 31, 2010 and for the fiscal quarter ended March 31, 2011 which presents cash <u>used</u> in operating activities of $723,420 and $38,177, respectively. Please clarify or revise.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

3. Summary of Significant Accounting Policies, page F-9

General

6. We have reviewed your response to our prior comment 16 noting you intend on clarify your point in future filings. Your response did not address our comment in its entirety. In addition, we have reviewed your response noting you do not operate retail stores directly, but operate through various distributors. This appears to be inconsistent with the disclosure on page 28 which states that for the domestic market you have adopted a sales mode of "four-prong sales" which is a combination of distributor-operated stores, retailer-operated stores, franchise stores and online stores. If you have stores that are operating as franchisees pursuant to franchise agreements, please provide us with additional detail regarding your franchise agreements. For example, provide discussion regarding typical terms such as minimum amounts of product purchases, continuing services provided to your franchisees, and your contractual rights related to the operations of your franchisees. In addition, please provide us with a courtesy copy of a typical franchise agreement. If the current disclosure regarding the sales approach for the domestic market is inconsistent with you current operating structure, please provide us with the proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining